CRA INTERNATIONAL, INC.
200 CLARENDON STREET
BOSTON, MA 02116

December 18, 2013

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          CRA International, Inc.
Form 10-K for the Fiscal Year Ended December 29, 2012
File No. 000-24049
Filed March 8, 2013

Dear Mr. Spirgel:

This letter is submitted by and on behalf of CRA International, Inc. (“we,” “CRA” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter to us dated December 4, 2013 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K for the Fiscal Year Ended December 29, 2012 (the “2012 Form 10-K”)

Financial Statements

Revenue Recognition, page FS-9

1.     With a view towards expanded policy disclosure, tell us how you report revenues generated from non-employee experts and explain the basis for your policy. Separately addressing engagements secured by non-employee experts and engagements secured by the company, please explain your consideration of each of the criteria for gross reporting and each of the criteria for net reporting found under ASC 605-45.

Response to Comment No. 1

The Company’s revenues include projects secured by non-employee experts as well as projects secured by the Company. The Company’s revenue recognition policy is to recognize all project revenue on a gross basis; the analysis below supports the gross revenue recognition method.

The determination as to whether a transaction is reported “gross” or “net” is made based on the judgment as to whether the Company is acting as the principal to the contract or an agent based on the consideration of the criteria set forth in Accounting Standards Codification “ASC” 605-45.

ASC-605-45-1 states, “It is a matter of judgment whether an entity should report revenue based on either of the following: (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or (b) the net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee as an agent.”

Below are the facts and circumstances outlined in ASC-605-45 considered in the Company’s determination as to whether a transaction is reported “gross” or “net.”

Indicators of Gross Reporting

605-45-4 The company is the primary obligor in the arrangement: The Company is the primary obligor to the client in engagements that are secured by either non-employee experts or the Company, as evidenced by the written agreements between the Company and the client. These agreements state that the Company is responsible for fulfillment of the contract, including the services furnished by non-employee experts.

605-45-5 — 605-45-7 The company has general inventory risk: The Company does not manufacture or sell products; this indicator is not applicable to the Company.

605-45-8 The company has latitude in establishing price: The Company has latitude in establishing hourly rates charged to its clients in engagements that are secured by either non-employee experts or the Company, within economic and market constraints. While the Company takes into account the historical hourly rates charged by its non-employee experts in determining the hourly rates to be charged to its clients, the Company has the final authority to determine those hourly rates.

605-45-9 The company changes the product or performs part of the service: In nearly all cases, the Company performs a significant part of the service (over 90%) in its client engagements that are secured by either non-employee experts or the Company. An officer of the Company is responsible for every project, and the Company’s junior and senior staff provide services for the engagement.  The Company is primarily responsible for fulfillment, including the ultimate acceptability of the total services provided by the Company.

605-45-10 The company has discretion in supplier selection: The Company has discretion in supplier selection in the client engagements that are secured by either non-employee experts or the Company. This determination is often made based upon the urgency of the engagement as defined by the client, compared to the availability of the Company’s staff. In projects that are secured by non-employee experts, the Company exercises its discretion to select which other suppliers, in addition to the Company’s support staff, may be needed to provide support to the project.

605-45-11 The company is involved in the determination of service specifications: Given the Company’s responsibility for the outcome of each client assignment, the Company is involved in the determination of and must be satisfied with the nature, character and scope of services provided to clients. This is the case for client engagements that are secured by either non-employee experts or the Company. An officer of the Company is responsible for every project to ensure that the nature, type, scope and characteristics of the services provided to its clients meet the quality standards set by the Company.

605-45-12 The company has physical loss inventory risk: The Company does not manufacture or sell products; this indicator is not applicable to the Company.

605-45-13 The company has credit risk: The Company has credit risk in the client engagements that are secured by either non-employee experts or the Company, as evidenced by the written agreements between the Company and the client. The Company is responsible for collection activity and suffers economic losses in the event these billings are not collected. In some cases, these losses are reduced, but not eliminated, where agreements exist between the Company and the non-employee experts to share some of the losses resulting from billings that are not fully collected.

Indicators of Net Reporting

605-45-16 The primary obligator in the arrangement is the third-party supplier: The Company is the primary obligor in the arrangements that are secured by either non-employee experts or the Company, as evidenced by the Company’s contracts with its clients. The Company is responsible for fulfillment.

605-45-17 The amount the company earns is fixed: The Company’s earnings are not fixed for arrangements that are secured by either non-employee experts or the Company. The Company earns an amount in accordance with the amount of effort expended by the Company and the project staffing leverage determined by the Company.

605-45-18 The supplier has credit risk:  The Company has credit risk in the client engagements that are secured by either non-employee experts or the Company, as evidenced by the written agreements between the Company and the client. The Company is responsible for collection activity and suffers economic losses in the event these billings are not collected. In some cases, these losses are reduced, but not eliminated, where agreements exist between the Company and the non-employee experts to share some of the losses resulting from billings that are not fully collected.

When considering all of the indicators and facts and circumstances discussed above, we believe gross revenue reporting, and not net revenue reporting, is appropriate for engagements secured by non-employee experts and engagements secured by the Company.

2. Prepaids and Other Assets, FS-16

5. Other Assets, page FS-18

2.     We note the disclosure within the Risk Factor on page 17.  With a view towards providing sufficiently detailed policy disclosure, please explain to us how you account for your agreements with non-employee experts.  Refer us in your response to the accounting literature supporting your policy.

Response to Comment No. 2

The Company has arrangements with non-employee experts which may include obligations to compensate the non-employee experts for or using the following:

1.     Hourly billings to the Company,

2.     Forgivable loans,

3.     Signing bonuses,

4.     Term loans, and/or

5.     Commissions.

The Company’s accounting for each of these compensation arrangements and the related accounting literature is as follows:

1.     Hourly billings to the Company: Non-employee experts provide consulting services to clients of the Company and bill the Company for those services. The Company then bills its clients for those services.   The costs are recorded as the services are incurred. The related liability is recorded in accordance with Accounting Standards Codification (“ASC”) Topic ASC 210-10-20, which states that current liabilities are those obligations whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities.   In addition, the Company uses non-authoritative guidance from Financial Accounting Standards Board Concept 6, “Elements of Financial Statements” (“CON 6”) as a guide.  CON 6 notes that liabilities are probable future sacrifices arising from present obligations in the periods in which those transactions occur. The Company’s “Summary of Significant Accounting Policies” for “Revenue Recognition” in the 2012 Form 10-K discloses that project costs are based on the direct salary of the consultants on the engagement plus all direct expenses incurred to complete the engagement.  Direct expenses include hourly billings for non-employee experts.

As noted within the response to Comment No.1, the revenue associated with the non-employee expert’s hourly billings is included within the Company’s gross revenue and recorded pursuant to our revenue recognition for time and materials engagements or fixed price arrangements depending on the nature of the arrangement as disclosed within the “Summary of Significant Accounting Policies” for “Revenue Recognition” in the 2012 Form 10-K.

2.     Forgivable loans: Forgivable loans are provided to the non-employee experts as a method of retention.  These loans have terms of generally three to eight years. The principal amount and accrued interest is forgiven by the Company over the terms of the loans, so long as the non-employee experts continue working with the Company on an exclusive basis and comply with certain contractual requirements.   The expense associated with the forgiveness of the principal amount of a loan is recorded on a straight-line basis as compensation expense within cost of services over the term of the loan.  If the non-employee expert’s relationship with the Company is terminated before the loan is fully amortized, then the loan balance becomes due and payable.

There is no accounting literature that provides specific guidance regarding the accounting for forgivable loans granted to non-employees.  The Company analogized guidance from ASC 710, Compensation-General, where the accounting for deferred compensation arrangements is based on the concept that the arrangement is an exchange between the Company and the employee for the services to be provided by the employee with the Company promising to provide the benefits underlying the deferred compensation arrangement.  ASC 710-25-9 further states that to the extent the terms of the contract attribute all or a portion of the expected future benefits to an individual year of the employee’s service, the cost of those benefits shall be recognized in that year. To the extent the terms of the contract attribute all or a portion of the expected future benefits to a period of service greater than one year, the cost of those benefits shall be accrued over that period of the employee’s service in a systematic and rational manner.

The relationship between the Company and a non-employee expert is the same as with an employee with regards to the accounting for forgivable loans; they are used as a method of compensation for retention purposes.  As such, the Company applied the above noted guidance and recognizes expense on a straight-line basis over the term of the loan.

The Company classifies the loans as current and non-current assets on the balance sheet in accordance with ASC 210-10, Balance Sheet-Overall, which states that current assets are receivables collectible within a year and non-current assets are collectible after a year.  The current or non-current classification is based on the terms of the arrangement with the non-employee expert.

The amortization of forgivable loans is recorded as deferred compensation.  In essence, the forgivable loan represents prepaid compensation to be earned over a future service period.  Consequently, it is considered to be a single deferred compensation arrangement that is classified on the balance sheet as a prepaid item, net of the accumulated deferred compensation expense.

The accounting treatment noted above with regards to forgivable loans granted to non-employee experts is the same accounting treatment applied to forgivable loans granted to employees.  The accounting policy for forgivable loans is noted within the “Prepaid and Other Assets” and “Other Assets” footnotes of the 2012 Form 10-K.

3.     Signing bonuses: From time to time, signing bonuses may be issued to a non-employee expert as a method of attracting them to engage with the Company and provide services to the Company. The Company had a single signing bonus with a non-employee expert outstanding as of December 29, 2012.

Signing bonuses are recorded as “prepaid and other assets” (current) and “other assets” (non-current) when paid in accordance with ASC 340-10, Prepaids - Overall, which states that prepaid expenses are a category of assets that are paid in advance of their use or consumption.  The bonuses are amortized to compensation expense over the life of the arrangement with the non-employee expert.

4.     Term loans:  As of December 29, 2012, the Company had term loans with individuals who were expected to commence a relationship with the Company in 2013. The term loans were repaid upon the commencement date of the relationship with the Company.

The term loans were accounted for as current loan principal and interest receivable in accordance with ASC 210-10, Balance Sheet-Overall, which states that current assets are receivables collectible within a year. The Company accounts for the loans in accordance with ASC 310-10-20, which defines a loan as a contractual right to receive money on demand or on fixed or determinable dates that is recognized as an asset in the creditor’s statement of financial position. Based on guidance under ASC 310-10-35, the Company determines a loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  When a loan is impaired, the Company measures impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate.

5.     Commissions: Commissions are fees paid to non-employee experts for generating revenue.  The non-employee experts have contracts with the Company that defines the calculation of the commission and the related commission percentage.  The Company accrues the commission liability and recognizes the related expense as the associated revenue is earned.  CON 6 paragraph 146 notes that costs and revenues that result directly and jointly from the same transactions require recognition at the same time.

*              *              *              *              *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your continued courtesy and consideration in these matters.  If you have any questions regarding this letter or if you require additional information, please do not hesitate to call me at (617) 425-3740.

Sincerely

/s/ Wayne D. Mackie

Wayne D. Mackie
Executive Vice President, Treasurer and
Chief Financial Officer

cc:           Joseph M. Kempf, Senior Staff Accountant
Robert S. Littlepage, Accountant Branch Chief
Mr. Jonathan D. Yellin, Vice President and General Counsel of CRA
Mr. William R. Kolb, Esq., of Foley Hoag LLP